SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

CancerVax Corporation

(Name of Issuer)

Common Stock, par value $0.00004 per share

(Title of Class of Securities)

13738Y 10 7

(CUSIP Number)

November 4, 2003

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
EX-1
EX-2

SCHEDULE 13G

CUSIP No. 13738Y 10 7	Page 2 of 12 Pages

1.		Name of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

AstraZeneca AB

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization

Sweden

	5.	Sole Voting Power

1,951,098 shares

Number of	6.	Shared Voting Power
Shares
Beneficially		0 shares
Owned by
Each	7.	Sole Dispositive Power
Reporting
Person		1,951,098 shares
With
	8.	Shared Dispositive Power

0 shares

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

1,951,098 shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.		Percent of Class Represented by Amount in Row 9

7.3% (Based on 26,675,374 shares of Common Stock outstanding)

12.		Type of Reporting Person

CO

SCHEDULE 13G

CUSIP No. 13738Y 10 7	Page 3 of 12 Pages

1.		Name of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

AstraZeneca Treasury Limited

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization

England

	5.	Sole Voting Power

1,951,098 shares

Number of	6.	Shared Voting Power
Shares
Beneficially		0 shares
Owned by
Each	7.	Sole Dispositive Power
Reporting
Person		1,951,098 shares
With
	8.	Shared Dispositive Power

0 shares

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

1,951,098 shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.		Percent of Class Represented by Amount in Row 9

7.3% (Based on 26,675,374 shares of Common Stock outstanding)

12.		Type of Reporting Person

CO

SCHEDULE 13G

CUSIP No. 13738Y 10 7	Page 4 of 12 Pages

1.		Name of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

AstraZeneca UK Limited

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization

England

	5.	Sole Voting Power

1,951,098 shares

Number of	6.	Shared Voting Power
Shares
Beneficially		0 shares
Owned by
Each	7.	Sole Dispositive Power
Reporting
Person		1,951,098 shares
With
	8.	Shared Dispositive Power

0 shares

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

1,951,098 shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.		Percent of Class Represented by Amount in Row 9

7.3% (Based on 26,675,374 shares of Common Stock outstanding)

12.		Type of Reporting Person

CO

SCHEDULE 13G

CUSIP No. 13738Y 10 7	Page 5 of 12 Pages

1.		Name of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

AstraZeneca Holding AB

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization

Sweden

	5.	Sole Voting Power

1,951,098 shares

Number of	6.	Shared Voting Power
Shares
Beneficially		0 shares
Owned by
Each	7.	Sole Dispositive Power
Reporting
Person		1,951,098 shares
With
	8.	Shared Dispositive Power

0 shares

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

1,951,098 shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.		Percent of Class Represented by Amount in Row 9

7.3% (Based on 26,675,374 shares of Common Stock outstanding)

12.		Type of Reporting Person

CO

SCHEDULE 13G

CUSIP No. 13738Y 10 7	Page 6 of 12 Pages

1.		Name of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

AstraZeneca PLC

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization

England

	5.	Sole Voting Power

1,951,098 shares

Number of	6.	Shared Voting Power
Shares
Beneficially		0 shares
Owned by
Each	7.	Sole Dispositive Power
Reporting
Person		1,951,098 shares
With
	8.	Shared Dispositive Power

0 shares

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

1,951,098 shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.		Percent of Class Represented by Amount in Row 9

7.3% (Based on 26,675,374 shares of Common Stock outstanding)

12.		Type of Reporting Person

CO

SCHEDULE 13G

CUSIP No. 13738Y 10 7	Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

CancerVax Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2110 Rutherford Road, Carlsbad, California 92008

Item 2(a).	Name of Person Filing

This Schedule 13G is being filed by the following persons:

(i)	AstraZeneca AB;

(ii)	AstraZeneca Treasury Limited;

(iii)	AstraZeneca UK Limited;

(iv)	AstraZeneca Holding AB; and

(v)	AstraZeneca PLC.

Item 2(b).	Address of Principal Business office or, if None, Residence:

AstraZeneca AB
SE-151 85 Södertälje
Sweden

AstraZeneca Treasury Limited
15 Stanhope Gate
London W1K 1LN
United Kingdom

AstraZeneca UK Limited
15 Stanhope Gate
London W1K 1LN
United Kingdom

AstraZeneca Holding AB
SE-151 85 Södertälje
Sweden

AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
United Kingdom

Item 2(c).	Citizenship:

AstraZeneca AB — Sweden AstraZeneca Treasury Limited — England AstraZeneca UK Limited — England AstraZeneca Holding AB — Sweden AstraZeneca PLC — England

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00004 per share

Item 2(e).	CUSIP Number:

13738Y 10 7

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check whether the Person Filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.

SCHEDULE 13G

CUSIP No. 13738Y 10 7	Page 8 of 12 Pages

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐	Investment Adviser, in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund, in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g)	☐	A Parent Holding Company or control person, in accordance with Rule 13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a)	Amount beneficially owned

See the response of each of AstraZeneca AB, AstraZeneca Treasury Limited, AstraZeneca UK Limited, AstraZeneca Holding AB and AstraZeneca PLC to Item 9 on the attached cover pages.

(b)	Percent of class

See the response of each of AstraZeneca AB, AstraZeneca Treasury Limited, AstraZeneca UK Limited, AstraZeneca Holding AB and AstraZeneca PLC to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See the response of each of AstraZeneca AB, AstraZeneca Treasury Limited, AstraZeneca UK Limited, AstraZeneca Holding AB and AstraZeneca PLC to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the response of each of AstraZeneca AB, AstraZeneca Treasury Limited, AstraZeneca UK Limited, AstraZeneca Holding AB and AstraZeneca PLC to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the response of each of AstraZeneca AB, AstraZeneca Treasury Limited, AstraZeneca UK Limited, AstraZeneca Holding AB and AstraZeneca PLC to Item 7 on the attached cover pages.

(iv)	Share power to dispose or to direct the disposition of:

See the response of each of AstraZeneca AB, AstraZeneca Treasury Limited, AstraZeneca UK Limited, AstraZeneca Holding AB and AstraZeneca PLC to Item 8 on the attached cover pages.

SCHEDULE 13G

CUSIP No. 13738Y 10 7	Page 9 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 13738Y 10 7	Page 10 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: November 14, 2003

ASTRAZENECA PLC

By:	/s/ Jonathan Richard Symonds Name: Jonathan Richard Symonds Title: Director

ASTRAZENECA HOLDING AB

By:	/s/ Jonathan Richard Symonds Name: Jonathan Richard Symonds Title: Director

ASTRAZENECA UK LIMITED

By:	/s/ Jonathan Richard Symonds Name: Jonathan Richard Symonds Title: Director

ASTRAZENECA TREASURY LIMITED

By:	/s/ Jonathan Richard Symonds Name: Jonathan Richard Symonds Title: Director

ASTRAZENECA AB

By:	/s/ Jonathan Richard Symonds Name: Jonathan Richard Symonds Title: Director